February 11, 2013

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549
Attention:  Ms. Christina DiAngelo

Re:           RiverPark Funds Trust (File No. 811-22431)

Ms. DiAngelo:

This letter responds to comments given by you to Michael Lawson, in his capacity as Treasurer and Chief Financial Officer of RiverPark Funds Trust (the “Trust”) in a telephone conversation on January 11, 2013.  The comments provided relate to the September 30, 2012 annual report filed on Form N-CSR (the “Report”) as well as other filings by the Trust during the year.

In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Report; that staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Report; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trust’s response.

SEC Comment 1
For all active funds in the Trust, ticker symbols should be populated in the EDGAR class and series identifiers.

Trust Response to Comment 1
The Trust agrees, and all ticker symbols for active funds have been populated in the EDGAR class and series identifiers.

SEC Comment 2
Although RiverPark/Gravity Long-Biased Fund is closed, class and series identifiers are still listed as active on EDGAR.  Additionally, should RiverPark/Gravity Partners Value Fund be marked as inactive?

Trust Response to Comment 2
The Trust agrees that the RiverPark/Gravity Long-Biased Fund and RiverPark/Gravity Partners Value Fund should be marked as inactive. Per a supplement dated October 17, 2011, the RiverPark/Gravity Long-Biased Fund was closed and liquidated as of October 21, 2011.  The RiverPark/Gravity Partners Value Fund was removed from the Trust’s registration statement in Pre-effective Amendment No. 1 to the Trust’s registration statement filed on September 14, 2010. Accordingly, as of the date hereof, each EDGAR class and series identifier for both the RiverPark/Gravity Long-Biased Fund and RiverPark/Gravity Partners Fund has been marked as inactive.

SEC Comment 3
According to the 40-17G Fidelity Bond filing as of September 13, 2012, the bond is $525,000.  Please confirm that the coverage is adequate given the net assets of the Trust.

Trust Response to Comment 3
The Trust has confirmed with its fidelity bond provider that the growth in assets provisions of the Trust’s policy adequately cover the current assets of the Trust as required under Rule 17g-1 of the Investment Company Act of 1940.

SEC Comment 4
The 40-17G Fidelity Bond filing as of September 13, 2012 does not contain a statement indicating that the premium has been paid by the Trust.  Please include a statement to this effect in future 40-17G filings made by the Trust.

Trust Response to Comment 4
The cover letter to the Trust’s 40-17G Fidelity Bond filing currently states, “Period for which premiums have been paid: From 12:01a.m. on 9/15/2012 to 12:01a.m. on 9/15/2013 standard time.”  The Trust will more clearly indicate that the Trust has paid the premium in future 40-17G filings.

SEC Comment 5
In the Trust’s Form N-PX filing on August 29, 2012, please verify that the voting results provided for RiverPark Long Short Fund are in fact the voting results for RiverPark Long/Short Opportunity Fund.

Trust Response to Comment 5
The Trust confirms that the voting results presented were in fact for RiverPark Long/Short Opportunity Fund.  The Trust will ensure that fund names are accurate in future N-PX filings.

SEC Comment 6
The expense ratios, as disclosed on the Trust’s Fact Sheets as of September 30, 2012, do not indicate the period that the expense ratios represent.  The expense ratios presented seem to correlate to the most recent prospectus for each fund.  Please include the date in future Fact Sheets.

Trust Response to Comment 6
The Trust agrees to make this change to its Fact Sheets going forward beginning with the fact sheets for the quarter ended December 31, 2012.

SEC Comment 7
The net expense ratios presented in the Fact Sheet as of September 30, 2012 for the Institutional and Retail Shares of RiverPark Long/Short Opportunity Fund do not include interest expense and dividends on short positions.  However, the net expense ratios should include such expenses.

Trust Response to Comment 7
The Trust agrees to make this edit to its fact sheets beginning with the fact sheets for the quarter ended December 31, 2012.

SEC Comment 8
In accordance with a memo issued to the Investment Company Institute on July 30, 2010, funds are required to discuss the effect of derivatives on fund performance.  No discussion of the effect of derivatives on fund performance was included in the MDFP for RiverPark Long/Short Opportunity Fund.

Trust Response to Comment 8
The Trust agrees, and will ensure that the MDFP presented in future annual reports for RiverPark Long/Short Opportunity Fund, and other funds in the Trust, as applicable, include a discussion of the effect of derivatives on fund performance.

SEC Comment 9
In the MDFP for RiverPark Small Cap Growth Fund, the discussion surrounding the performance of the Fund relative to the benchmark appears insufficient given the significant underperformance by the Fund for the period.

Trust Response to Comment 9
The Trust agrees to enhance its discussion regarding factors that affected Fund performance in the MDFP.

SEC Comment 10
Please confirm that the use of predecessor performance for RiverPark Long/Short Opportunity Fund and RiverPark/Gargoyle Hedged Value Fund is in compliance with the MassMutual Institutional Funds No-Action Letter dated September 28, 1995.

Trust Response to Comment 10
The Trust hereby confirms that the use of predecessor performance for RiverPark Long/Short Opportunity Fund and RiverPark/Gargoyle Hedged Valued Fund is in compliance with the MassMutual Institutional Funds No-Action Letter dated September 28, 1995.  The Trust previously confirmed its compliance with the aforementioned no-action letter in its response, dated February 24, 2012, to staff comments provided by telephone on February 13, 2012 in regards to the Trust’s registration statement on Form N-1A filed on December 27, 2011.

SEC Comment 11
In the Schedule of Investments, both RiverPark Large Growth Fund and RiverPark Long/Short Opportunity Fund have investments in master limited partnerships.  Do these investments have tax implications that affect the funds?

Trust Response to Comment 11
The Trust acknowledges that there are tax implications with respect to investments in master limited partnerships.  The tax implications were considered when calculating the tax provisions for the year ended September 30, 2012.  The Trust will include specific disclosure with respect to master limited partnerships beginning with the semi-annual report as of March 31, 2013. Additionally, the Trust included additional disclosures regarding master limited partnership investments in its annual post-effective amendment filing on January 29, 2013.

SEC Comment 12
For all of the total return swaps held by RiverPark Long/Short Opportunity Fund, please explain why the market value and net unrealized appreciation/(depreciation) is zero as of September 30, 2012.  Additionally, since the market value and net unrealized appreciation/(depreciation) is zero, consider indicating where the total return swaps are classified within the fair value hierarchy, as it is not evident in the current disclosure.

Trust Response to Comment 12
The market value and net unrealized appreciation/(depreciation) is $0 because the swaps reset monthly with the Fund’s counterparty, Goldman Sachs.  The Trust agrees that the level within the fair value hierarchy as of September 30, 2012 is not evident in the current disclosure.  The total return swaps are considered Level 2 by the Fund.  The Trust will ensure that beginning with the Fund’s Form N-Q as of December 31, 2012, the level within the fair value hierarchy will be provided for the total return swaps.

SEC Comment 13
With respect to RiverPark Long/Short Opportunity Fund’s investment in total return swaps, what is the Trust’s policy on collateral and segregated accounts?  Consistent with SEC Investment Company Act Release No. 10666 (April 18, 1979) and No. 29776 (August 31, 2011), the Trust should disclose the policy in future financial statements.

Trust Response to Comment 13
The policy on the Fund’s total return swap is to reset at the end of every month.  Intra-month in the event that there is an unrealized loss in excess of a dollar threshold (currently $250,000), the Fund places in a segregated collateral account sufficient cash and/or cash equivalents to meet the margin call. Since the Fund’s inception there has not been a request for collateral. Separately, since the Fund is using the total return swap to gain leverage, the Fund, in order to be as conservative as possible, discloses its position sizes and measures of individual security and industry concentration as if the Fund owned all of the positions in the swap.  The Fund considers the amount of implicit borrowing to finance the swap as a senior security for leverage testing. Beginning with the semi-annual report as of March 31, 2013, the RiverPark Long/Short Opportunity Fund will disclose that $250,000 has been set aside by the Fund as collateral for the open swap positions.

SEC Comment 14
In the Statement of Assets and Liabilities for RiverPark/Wedgewood Fund, why does the “Payable Due to Administrative Service Plan” in the amount of $212(000) represent the full year’s accrual for this expense?

Trust Response to Comment 14
The $212(000) payable represents the estimated Administrative Services Fees portion of the total unbilled amount due to one of the Fund’s largest service providers.  Unbilled amounts owed to such service provider as of September 30, 2012 also include estimated amounts for shareholder services fees that are accrued on the Fund’s Statement of Assets and Liabilities as “Payable Due to Shareholder Servicing Agent.”  The Fund has requested and expects to receive an invoice from this service provider within the next few weeks.  The Fund will pay the invoice upon receipt, and such accruals will be reduced at that time.  Additional expense amounts incurred for Shareholder Services Fees that pertained to the Fund’s other service providers were billed and paid during the year.

SEC Comment 15
On the Statement of Operations, please review the individual items included in “Insurance and Other Fees” and confirm that no individual item represents greater than 5% of total expenses.  For any individual item over 5%, in future reports disclose such expenses separately.

Trust Response to Comment 15
For RiverPark Large Growth Fund and RiverPark Small Cap Growth Fund, the “Insurance and Other Fees” represents greater than 5% of total expenses.  For both funds, “Insurance Fees” represent greater than 5% of total expenses and should have been disclosed separately.  All other expenses included in “Insurance and Other Fees” represent less than 5% of total expenses for both funds.  Beginning with the semi-annual report as of March 31, 2013, the Trust will disclose separately any expense representing greater than 5% of total expenses.

SEC Comment 16
With respect to the tax return of capital distributions during the year ended September 30, 2011 by RiverPark Large Growth Fund, RiverPark/Wedgewood Fund and RiverPark Small Cap Growth Fund, please confirm the funds are in compliance with Section 19(a) under the 1940 Act (Notice of Distributions).  Additionally, once it is determined that all or a portion of a distribution is considered a tax return of capital, is the Trust’s website updated to reflect this?

Trust Response to Comment 16
RICs are required to distribute at least 98% of their ordinary income and capital gain each year in order to avoid the 4% excise tax. Based on the best available information, the above named funds had estimated excise distribution requirements as of December 2010 and made the necessary distribution to avoid excise tax.  However, the funds generated losses during January-September 2011 period in excess of the December 2010 income, resulting in return of capital as of the fiscal year ended September 30, 2011.

SEC Comment 17
Please review the expense ratios presented in the Financial Highlights for the RiverPark Long/Short Opportunity Fund and consider presenting only two ratios and describing the effect of short sales in the notes to the Financial Highlights.

Trust Response to Comment 17
The Trust agrees, and beginning with the semi-annual report as of March 31, 2013, RiverPark Long/Short Opportunity Fund will present the net expense ratio inclusive of the expenses related to short sales and the gross expense ratio.  The Fund will footnote the impact of the expenses related to short sales and state what the expense ratio would have been excluding such expenses.

SEC Comment 18
In accordance with Accounting Standards Codification Topic 815 (“ASC Topic 815”) – Disclosures about Derivative Instruments and Hedging Activities, why did RiverPark Long/Short Opportunity Fund and RiverPark/Gargoyle Hedged Value Fund not include the expanded disclosure required by ASC Topic 815?

Trust Response to Comment 18
The Trust believes that the expanded disclosure required under ASC Topic 815 was included in the financial statements for both funds.  The disclosure was not presented in the tabular format required by ASC 815 because each fund was exposed only to equity risk.  Each fund disclosed the realized and unrealized gains and losses on the statement of operations for each type of derivative instrument (options and swap contracts).

SEC Comment 19
Consider enhancing the disclosure with respect to each funds’ agreement to repay the Adviser in the amount of any fees waived and fund expenses absorbed.  Currently, the reimbursement may not be made if it would cause the annual expense limitation to be exceeded.  However, should the expense limitation referenced be the expense limitation at the time such fees were waived and fund expenses were absorbed?

Trust Response to Comment 19
The Trust confirms that, to the extent necessary, the expense limitation agreement will be revised so that it clearly indicates that the expense limitation referenced is the expense limitation in place at the time such fees were waived and fund expenses were absorbed.

SEC Comment 20
The Trust has agreed to pay a non-distribution-related administrative services fee calculated at the class level. Therefore, the administrative services fee should be disclosed at the class level on the Statement of Operations.

Trust Response to Comment 20
The Trust agrees, and beginning with the semi-annual report as of March 31, 2013, each fund will disclose the administrative service fee charged at the class level.

SEC Comment 21
The Approval of the Investment Advisory and Investment Sub-Advisory Agreements does not meet the specificity requirements of Form N-1A.  For example, what was the time period for the performance reviewed and what was the performance compared to?

Trust Response to Comment 21
In addition to reviewing performance for the current month and fiscal quarter, the Board reviewed the Funds’ performance for the following time periods: (a) the fiscal quarter ended June 30, 2012; (b) year-to-date performance, as of June 30, 2012; (c) one-year performance, as of June 30, 2012; and (d) performance since inception, as of June 30, 2012.  The Board also reviewed information, prepared by the Adviser, comparing the Funds’ historical performance to their respective benchmark indices and to the performance of other comparable mutual funds. The Board noted that the RiverPark Large Growth Fund and the RiverPark/Wedgewood Fund had each performed in the top of their peer group of funds. The Board also noted the stable performance of RiverPark Short Term High-Yield Fund as well as the underperformance of the RiverPark Small Cap Fund, as compared to its benchmark index.  In addition, the Board noted the performance of the newest series of the Trust, RiverPark Long/Short Opportunity Fund and RiverPark/Gargoyle Hedged Value Fund, including the historical performance of these two Funds prior to being converted into registered mutual funds in the second quarter of 2012.  In particular, the Board noted that RiverPark Long/Short Opportunity Fund had performed in the top of its peer group of funds in calendars 2011 and 2012.  With respect to the cost of services to be provided and the profits to be realized by the Adviser and the sub-advisors, the Board noted the continued benefit to the Funds and their shareholders of the fee waivers and expense limitation agreement in place between the Funds and the Adviser.  The Board noted that the current fee levels did not create economies of scale for the benefit of the Funds’ shareholders, but considered the fact that, as the Funds grow, such economies of scale were likely to be realized.  The Board also reviewed the fees paid to the Adviser and the fees and expenses paid by other funds with comparable investment objectives, asset levels and other features.  The Board noted that, although the Adviser’s fees are higher than many other funds in their peer group, after taking into account the fee waivers and expense caps, the Adviser’s fees were in the middle of the range in such peer group. The Trust will ensure that the disclosure meets the specificity requirements of Form N-1A when disclosed in future financial statements.

SEC Comment 22
Under Item 2 of the annual N-CSR filing, if there were no changes or waivers to the Code of Ethics, a statement to that effect should be added in future filings.

Trust Response to Comment 22
The Trust agrees, and beginning with the annual N-CSR filing for the year ended September 30, 2013, the Trust will add a statement to that effect, if applicable.

SEC Comment 23
In Item 4(c) of Form N-CSR, the Trust should describe the nature of the tax services provided.

Trust Response to Comment 23
The Trust agrees, and beginning with the annual N-CSR filing for the year ended September 30, 2013, the Trust will describe the nature of the tax services provided.  For the year ended September 30, 2012, the tax services provided related to the review of the Federal 1120 Tax Returns, State Returns, 8613 Excise Tax Returns and review of excise tax distribution calculations.

Please contact Michael Lawson at (610) 676-3429 if you have any questions or comments.

Very truly yours,

/s/ Michael Lawson

Michael Lawson
Treasurer and Chief Financial Officer

cc:	Morty Schaja Brian Ferko James F. Volk Lisa Whittaker